UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1
                              Information Statement
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                        OLYMPIC ENTERTAINMENT GROUP, INC.
                        ---------------------------------
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-26442

Nevada                                                               88-0271810
------                                                               ----------
(State or other jurisdiction of incorporation or               (I.R.S. Employer
organization)                                                Identification No.)

1900 Ave of the Stars, Suite 1450                                          90067
---------------------------------                                          -----
Los Angeles, California                                               (Zip Code)
-----------------------
(Address of principal executive offices)


                                  (310)277-1250
                                  -------------
                          Registrant's telephone number

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

         This Information Statement is being mailed on or about June 2, 2004, by Olympic Entertainment Group, Inc. (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of new members to the Company's Board of Directors in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 19,737,785 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

           NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN
         RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING
                                   SOLICITED.

                                  INTRODUCTION

         On February 9, 2004, Olympic Entertainment Group, Inc., (the "Company") entered into a share exchange agreement with Exam, Inc., (the "Transaction"). Pursuant to the Transaction, the Company's current officers and directors, Dominic Orsatti and John Holt Smith, have agreed to resign upon the conclusion of the Transaction. The current officers and directors of Exam, Inc. will be appointed as officers of the Company, and will replace Mr. Orsatti and Mr. Smith on the Board of Directors of the Company ten days after this Information Statement is mailed to the Company's shareholders.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

         The information contained in this Information Statement concerning the management of Exam, Inc., has been furnished to the Company by Exam, Inc. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

         The Common Stock is the only class of voting securities of the Company outstanding. As of May 28, 2004 there were 19,737,785 shares outstanding and entitled to one vote per share.

EXECUTIVE COMPENSATION

         The following table sets forth certain information as to our highest paid officers for our fiscal year ended December 31, 2003. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

================================ ========= ============ ============== ===================== =====================
Name and Principal Position         Year     Annual       Bonus ($)        Other Annual           All Other
                                           Salary ($)                    Compensation ($)        Compensation
-------------------------------- --------- ------------ -------------- --------------------- ---------------------
Gregory A. McAndrews               2003        None          None               None                  None
 Former President
-------------------------------- --------- ------------ -------------- --------------------- ---------------------
Kristi Q. Litton                   2003        None          None               None                  None
Former Secretary
================================ ========= ============ ============== ===================== =====================

COMPENSATION OF DIRECTORS. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT
                   PRIOR TO GIVING EFFECT TO THE TRANSACTIONS

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of May 28 2004 (immediately preceding the closing of the Transactions), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

==================== ============================================= ============================== ===========================
TITLE OF CLASS       NAME AND ADDRESS OF BENEFICIAL OWNER              AMOUNT AND NATURE OF            PERCENT OF CLASS
                                                                         BENEFICIAL OWNER
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         Dominic Orsatti                                     8,130,000 shares                   41.2%
                     1900 Ave of the Stars, Suite 1450                  President, Director
                     Los Angeles, California  90067
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         John Holt Smith                                     8,023,000 shares                   40.6%
                     1900 Ave of the Stars, Suite 1450                  Secretary, Director
                     Los Angeles, California  90067
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         All directors and named executive officers          16,253,000 shares                  81.8%
                     as a group
==================== ============================================= ============================== ===========================

The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

         PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT AFTER GIVING
                           EFFECT TO THE TRANSACTIONS

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, which anticipated to reflect ownership immediately following the closing of the Transactions, and subject to the conclusion of the 10-day Period by:

     o each person known to beneficially own more than five percent of the Common Stock;
     o each officer and director of the Company (including proposed directors); and
     o    all directors and executive officers as a group.

=================== ======================================= ================================= =============
  Title of Class           Name of Beneficial Owner         Amount and Nature of Beneficial    Percent of
                                                                         Owner      (1)           Class
------------------- --------------------------------------- --------------------------------- -------------
Common Stock        Yoneji Hirabayashi                              1,048,540 shares              5.4%
                                                                        Director
------------------- --------------------------------------- --------------------------------- -------------
                    Shinichi Hirabayashi                            2,097,090 shares
Common Stock                                                            Director                 10.5%
------------------- --------------------------------------- --------------------------------- -------------
Common Stock        Akinori Hirabayashi                             2,621,360 shares             13.1%
                                                                        Director
------------------- --------------------------------------- --------------------------------- -------------
Common Stock        All directors and named executive               5,766,990 shares             29.0%
                    officers as a group
=================== ======================================= ================================= =============

Mr. Yoneji Hirabayashi is the father of Mr. Shinichi Hirabayashi and Mr. Akinori Hirabayashi. Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

(1) Represents the number of shares of common stock that may be acquired upon the conversion of shares of the Company's Series Convertible E Preferred Stock to be issued to each of the above named individuals in connection with the Transaction.


DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the name, age and positions, of the Company's officers and directors prior to the Transactions and the conclusion of the 10-day period following the mailing of this Information Statement.

======================= ============= =====================================
NAME                        AGE       POSITION
----------------------- ------------- -------------------------------------
Dominic Orsatti              72       President, Director
----------------------- ------------- -------------------------------------
John Holt Smith              62       Secretary, Director
======================= ============= =====================================

APPOINTMENT OF NEW DIRECTORS

        Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current directors will appoint Yoneji Hayabayashi, Shinichi Hirabayashi and Akinori Hirabayashi as directors of the Company. Dominic Orsatti and John Holt Smith will resign as directors effective as of the appointment of the new directors.

Set forth below is certain information with respect to the new directors:

YONEJI HIRABAYASHI, age 72. A successful businessman, Mr. Hirabayashi had worked for the Ministry of Agriculture before operating the Accounts Division of the Aichi Prefecture Owari Office. Possessing an entrepreneurial spirit, he opened up a restaurant, followed by a hotel and then a slew of successful Pachinko and Karaoke parlors in the mid 1950's. He founded Kisorin in 1956, and later became its President from 1969 to 1999, which was later renamed Exam, Inc. Mr. Yoneji Hirabayashi is the father of Shinichi Hirabayashi and Akinori Hirabayashi. Mr. Hirabayashi oversees Exam, Inc. as its Chairman. He holds a degree from Ryu Gakuen University.

SHINICHI HIRABAYASHI, age 43. Mr. Shinichi Hirabayashi is the son of Mr. Yoneji Hirabayashi. Mr. Shinichi Hirabayashi has been the President of Exam, Inc. since 1999. Following in his father's footsteps, Mr. Hirabayashi joined Exam, Inc. in 1983 after working for Toyoshima Inc. He is a graduate of Keio University and he holds a Bachelor of Commerce.

AKINORI HIRABAYASHI, age 41. Mr. Akinori Hirabayashi is the son of Mr. Yoneji Hirabayashi. Mr. Akinori Hirabayashi is the Vice President of Exam, Inc. Mr. Hirabayashi became a Director of one of Exam, Inc.'s Pachinko parlors in 1985. He has served in his current capacity since 1999. Since then, he has directly overseen four Karaoke parlors, with the most recent one being assigned to him in 2001 (Exam Kamikawa Branch). He graduated from Nagoya University where he majored in Mathematics.

BOARD OF DIRECTORS INFORMATION

The Company's former directors and officers were removed from office for cause by jury verdict on January 7, 2004 namely, Gregory A. McAndrews, Kristi Q. Litton, Jerry Engel, Kelly A. Valceanu and Raymond Girard, Jr. The new board of directors appointed in January 2004 consisted of Dominic Orsatti and John Holt Smith; at a board meeting in January 2004, the board of directors elected Dominic Orsatti as President and John Holt Smith as Secretary. The Company does not have an audit, nominating or compensation committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2003, its executive officers, directors and 10% stockholders did not comply with the applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's offices are currently located in the office of a director pursuant to an oral agreement on a rent free month to month basis. On January 5, 2004, the Company's board of directors approved the following related party transactions:

     o Canceled 666,500 common shares issued to the prior president for breach of contract; A settlement was reached in April 2004 whereby the Company issued 65,000 shares of common stock to the former president and all parties agreed to a full release of all obligations on both sides;


     o Issued 8,000,000 shares to the Company's current president, Dominic Orsatti, and 8, 000,000 shares to the Company's current secretary, John Holt Smith; these shares were issued as follows 6,799,072 of those shares were issued for accounts payable and accrued expenses totaling $373,949; and 9,200,928 of those shares were issued for compensation totaling $506,051.


In 2003 and 2002, the Company's officers at the time paid $7,829 and $17,741, respectively, of the Company's expenses. The amounts are due on demand.

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company.


LEGAL PROCEEDINGS

         The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Date: May 28, 2004

                        OLYMPIC ENTERTAINMENT GROUP, INC.


                         /s/ Dominic Orsatti
                         ----------------------------------------------------
                         BY: Dominic Orsatti
                         ITS: President